EXHIBIT 99.8

FOR IMMEDIATE RELEASE

MATRIXX INITIATIVES REVISES ALL-CASH ACQUISITION OFFER

FOR PROPHASE LABS

Increases Offer by 14.3% to $1.60 Per Share

Sends Letter to ProPhase Chairman and Chief Executive Officer

SKILLMAN, N.J. – October 9, 2012 – Matrixx Initiatives, Inc., the maker of the Zicam® cold, sinus and allergy line of products, announced today that it has increased its offer to acquire all of the outstanding shares of ProPhase Labs, Inc. (NASDAQ: PRPH) by 14.3% to $1.60 per share.

The revised offer represents a premium of 51.7% over the 30-day average closing price of ProPhase’s stock and a 53.7% premium to ProPhase’s average closing price over the 12 months preceding September 6, 2012 (the day ProPhase’s founder and former Chairman, Guy J. Quigley, filed a Schedule 13D announcing Matrixx’s purchase of a three-year option to acquire 1.45 million shares of ProPhase common stock). Matrixx had initially proposed an all-cash acquisition of ProPhase for $1.40 per share on May 29, 2012.

“We believe our revised all-cash offer is highly attractive to ProPhase shareholders and we hope to commence discussions with ProPhase at the earliest opportunity,” said Marylou W. Arnett, Chief Executive Officer of Matrixx. “Our offer is especially attractive when considering that we believe ProPhase faces significant challenges by remaining as a standalone entity, including lack of scale, an unsustainable financial model and limited liquidity. We continue to believe that a combination of ProPhase and Matrixx presents an exciting opportunity for our respective employees, business partners and other constituencies while delivering significant and certain value to ProPhase shareholders.”

The revised offer is detailed in the following letter from Ms. Arnett to Ted Karkus, Chairman and Chief Executive Officer of Prophase:

October 9, 2012

Ted Karkus

Chairman and Chief Executive Officer

ProPhase Labs, Inc.

621 N. Shady Retreat Road

Doylestown, PA 18901

Dear Mr. Karkus:

As you know, we have been trying since our original letter to you dated May 29, 2012, to engage in a discussion of a potential acquisition of 100% of the outstanding shares of ProPhase Labs, Inc. (the “Company”). Having received a letter from you on June 29, 2012 dismissing our offer, we sent you a subsequent letter on September 14, 2012, reaffirming our interest in the Company, which you again rejected in a press release on September 17, 2012 and subsequent letter on September 20, 2012.

Though we are disappointed by your responses and refusal to discuss this opportunity, after careful consideration, we are submitting a revised all-cash offer for the Company. Our revised offer of $1.60 per share in cash represents a 14.3% increase from our prior offer, a premium of 51.7% over the 30-day average closing price of the Company’s stock and a 53.7% premium to the Company’s average closing price over the 12 months preceding September 6, 2012, the day ProPhase’s founder and former Chairman, Guy J. Quigley, filed a Schedule 13D announcing our purchase of the three-year option to acquire 1.45 million shares of ProPhase common stock.

We believe this revised all-cash offer, which is not contingent on financing, is highly attractive to the Company’s shareholders, as it provides them with compelling upfront and certain value relative to a difficult, uncertain and highly speculative multi-year turnaround program you have recently outlined. In fact, we believe that ProPhase faces significant challenges by remaining a standalone entity. These challenges include, among others:

•	Lack of scale to effectively compete in our highly competitive market (ProPhase’s nearest competitors generate 3.5x more in annual revenue);

•	Unsustainable financial model (greater than 80% of ProPhase’s net sales are spent on operating expenses);

•	Continued and substantial losses (cumulative losses from operations of $12.9 million since 2009 and stock price decline of 73.6% since June 2009, when current management assumed it role); and

•	Limited liquidity (ProPhase has received multiple Non-Compliance notices from NASDAQ and the lack of analyst coverage limits any ongoing interest from the investor community).

In response to this attractive offer, we again request that you enter into discussions with us with the intent of entering into a negotiated transaction. As we have previously indicated, our assessment has been limited to the publicly available information. If you can demonstrate that there is greater value than is apparent from publicly available information, we would be prepared to consider increasing our offer price. We are also prepared to sign a confidentiality agreement with standstill provisions. We have assembled a team of our senior management and external advisors – Kirkland & Ellis LLP and Sawaya Segalas & Co., LLC – and anticipate we would need only 30 days to conduct expedited due diligence of the Company and finalize terms of a possible transaction.

Given the substantial premium contained in our offer and the potential to create further value depending on our diligence findings, we believe that it is undeniably in your shareholders’ best interests and required by your fiduciary duties that you meet with us to discuss and analyze this compelling opportunity.

Furthermore, as we explained in our prior communication, we continue to believe that a combination of ProPhase and Matrixx presents an exciting opportunity for our respective employees, business partners and other constituencies while delivering significant value to your Company’s shareholders.

We sincerely hope that you will either commence discussions with us or remove all obstacles so that your shareholders can make their own determinations about the adequacy of our offer. To that end, in addition to this letter, we will be releasing publicly a presentation detailing our perspective as to the Company’s tenuous standalone prospects relative to our compelling and certain offer.

This letter and our revised proposal constitute a preliminary, non-binding indication of interest to acquire all of the outstanding shares of the Company and are not intended to create any legally binding obligations. We look forward to the opportunity of working with you to move this transaction forward.

I sincerely hope you will agree that your shareholders’ interests will be best served by meeting with us to discuss our proposal. Please feel free to contact me at (908) 344-3488 if you wish to discuss this letter in further detail.

Sincerely,

Marylou Arnett
Chief Executive Officer
Matrixx Initiatives, Inc.

Kirkland & Ellis LLP is acting as legal counsel and Sawaya Segalas & Co., LLC is acting as financial advisor to Matrixx.

This press release and Matrixx’s proposal constitute a preliminary non-binding indication of interest to acquire all of the outstanding shares of ProPhase Labs, Inc., and are not intended to create any legally binding obligations.

About Zicam Cold Remedy Products

Most cold medicines are designed to mask cold symptoms; however, Zicam Cold Remedy is different. Zicam Cold Remedy products, which contain propriety formulations of active ingredients zinc gluconate and zinc acetate, reduce the duration of a cold when taken at the first sign of a cold (within the first 24 hours) and used as directed. New on retail shelves this cold season, Zicam Cold Remedy Ultra Crystals®, in lemon-lime flavor and Zicam Cold Remedy Ultra Lozenges in honey lemon flavor, are specially formulated to deliver the product benefits of reducing the duration of a cold in new portable forms. Also new, Zicam Naturals® Cough Suppressant in honey lemon and mixed berry flavored syrups.

About Matrixx Initiatives, Inc.

Matrixx Initiatives, Inc. is engaged in the development and marketing of over-the-counter health care products that utilize innovative drug delivery systems. The company was acquired by HIG Capital in February 2011. Matrixx Initiatives, Inc., manufactures and markets a full line of Zicam brand Homeopathic and Allopathic OTC products, including new Zicam Cold Remedy Ultra Crystals® in lemon-lime flavor, Zicam Cold Remedy Ultra Lozenges in honey lemon flavor and Zicam Naturals® Cough Suppressant in honey lemon and mixed berry flavored syrups, along with our existing products including Zicam Cold Remedy RapidMelts®, Zicam Cold Remedy Ultra RapidMelts®, Zicam Cold Remedy Plus Liqui-Loz™, Zicam Cold Remedy Zavors™, Zicam Cold Remedy Chewables, Zicam Cold Remedy Oral Mist™, Zicam Allergy Relief™, Zicam Extreme Congestion Relief™, and Zicam Sinus Relief™. For more information regarding Matrixx products, please visit www.zicam.com.

Matrixx Contact

M’lou Arnett

(908)344-3488

Media Contact:

Eric Brielmann/Kelly Sullivan

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449